Exhibit 10.20

AMENDED AND RESTATED

SERVICES AGREEMENT

dated as of

April 8, 2010

between

Express, LLC

and

Limited Brands, Inc.

i

Schedule I	Information Technology Services
Schedule II	Production and Sourcing Support Services

ii

AMENDED AND RESTATED SERVICES AGREEMENT

This Amended and Restated Services Agreement (this “Agreement”) is entered into as of April 8, 2010 by and between Express, LLC, a Delaware limited liability company (the “Company”), and Limited Brands, Inc., a Delaware corporation (“Limited Brands”).

W I T N E S S E T H:

WHEREAS, on July 6, 2007, the Company and Limited Brands entered into that certain Services Agreement (the “Prior Agreement”) whereby the Company obtained certain services from Limited Brands, on the terms and subject to the conditions set forth therein; and

WHEREAS, the Company and Limited Brands desire to amend and restate the terms of the Prior Agreement, effective as of the date hereof; it being understood and agreed by each of the undersigned that each party’s obligations pursuant to the Prior Agreement shall survive until such obligations have been performed in accordance with the terms thereof.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) All terms used but not defined herein shall have the meanings ascribed to them in the Unit Purchase Agreement. The following terms, as used herein, have, the following meanings, applicable to both the singular and the plural forms of the terms described:

“Agreement” has the meaning ascribed thereto in the preamble hereto, as such agreement may be amended and supplemented from time to time in accordance with its terms.

“Change of Control of the Company” means any “Transfer” (as defined in the LLC Agreement), transaction or series of transactions which results in (i) any Person (other than Buyer and its Affiliates or Limited Brands and its Affiliates) acquiring directly or indirectly 25% or more of the Total Voting Power of Express Parent LLC (“Parent”) or (ii) any Person (other than Buyer and its Affiliates or Limited Brands and its Affiliates) acquiring “control” (as defined in the Affiliate definition of Section 1.01 of the Unit Purchase Agreement) of Parent.

“Disengagement Costs” means any and all direct or indirect out-of-pocket fees, and all other out-of-pocket costs, charges and expenses of any kind incurred by the Limited Entities, the Company and/or its Subsidiaries in connection with the termination of this Agreement and/or relating to the cessation of Services hereunder including, without limitation, all third party charges, costs and/or fees; all third party cancellation and/or termination charges, costs and/or fees; the market value of all Disengagement Services provided by other Persons (but not Limited Brands’ personnel) and a portion (as determined in this paragraph below) of the out-of-pocket costs of appropriate severance payments to all employees of the Limited Entities (the “Severance Payments”) that will be terminated by the Limited Entities as a result of the termination of this Agreement and/or the cessation of any Services hereunder (each a “Severed Employee” and collectively the “Severed Employees”) as specified below. Consistent with

Section 6.01(d) of this Agreement, Limited Brands will at the request of the Company allow the Company to provide to each Severed Employee the opportunity to become an employee of the Company but in the event that any such Severed Employee chooses not to become an employee of the Company, Limited Brands will pay each such Severed Employee’s Severance Payments as determined and specified below. With respect to any such Severed Employee that accepts the Company’s offer of employment, no such Severance Payments shall be made to such Severed Employee provided that Limited Brands is notified in writing that such Severed Employee has accepted the Company’s offer of employment prior to Limited Brands’ payment of Severance Payments to any such Severed Employee (which shall not occur until such Severed Employee’s termination of employment). In connection with the foregoing, (i) the Company and Limited Brands shall determine by mutual agreement in good faith the amount of such Severance Payments for each Severed Employee and in each case such Severance Payments shall be no less than the amount of severance that would be paid if determined consistent with the then applicable guidelines of Limited Brands relating to severance payments (it being agreed that in no event shall the Company be responsible for any severance in any separate agreement between the Limited Entities and any affected employee which provides for severance payments in addition to, or in lieu of, those provided by the then applicable guidelines of Limited Brands relating to severance payments except for any severance obligations arising in customary agreements executed by Limited Brands’ associates ranking Vice President or above which agreements do not provide for more than 12 months Severance Payments payable to such Limited Brands’ associates and in which case the severance provisions of the applicable customary agreements shall govern the amount of Severance Payments to be made to each applicable Severed Employee); (ii) the Company shall pay a portion of the Severance Payments to be made to each Severed Employee in an amount equal to (A) the aggregate Severance Payments to be paid to each such Severed Employee multiplied by (B) a percentage which Limited Brands and the Company shall determine in good faith by dividing the estimated amount of hours that each such Severed Employee dedicated to performing the Services hereunder on an annualized basis by the total hours of work time for each such Severed Employee on an annualized basis; and (iii) the Company and Limited Brands otherwise shall work collaboratively and each shall have an ongoing affirmative duty to endeavor in good faith, using commercially reasonable efforts, to mitigate the amount of Disengagement Costs upon the termination of this Agreement and/or the cessation of any Service hereunder. Notwithstanding anything in this Agreement to the contrary, due to the one time nature of the Disengagement Costs, the parties acknowledge and agree that in no event shall any allocated costs or mark-up be included in the calculation of the Disengagement Costs.

“Disengagement Services” means all Services provided hereunder primarily for the purpose of disengaging and transitioning Services from Limited Brands to the Company.

“Limited Entities” means Limited Brands and its Subsidiaries, and “Limited Entity” means any of the Limited Entities.

“Products” means apparel and accessory or other merchandise (of a type typically sold by the Company) acquired for re-sale by the Company.

“Schedules” means Schedules I and II hereto, any additional Schedule hereto by written agreement of the parties, and Schedule IX (Customer and Marketing Services) to the Prior Agreement (the terms and conditions of which are hereby incorporated herein and made a part hereof by this reference).

“Service Recipient” means the Company and Limited Stores, LLC (or any other entity receiving services equivalent to the Services on behalf of the business operated by Limited Stores, LLC as of the Closing Date).

“Services” means all of the various ongoing and other services described in any and all of the Schedules, together with the Disengagement Services. “Service” means any of the Services.

“Subsidiary” (and, collectively, “Subsidiaries”) means, at any time, with respect to any Person (the “Subject Person”), (1) any Person of which either (x) more than 50% of the shares of stock or other interests entitled to vote in the election of directors or comparable Persons performing similar functions (excluding shares or other interests entitled to vote only upon the failure to pay dividends thereon or other contingencies) or (y) more than a 50% interest in the profits or capital of such Person, are at the time owned or controlled, directly or indirectly by the Subject Person or (2) any Person whose assets, or portions thereof, are consolidated with the net earnings of the Subject Person and are recorded on the books of the Subject Person for financial reporting purposes in accordance with generally accepted accounting principles in effect in the country in which the Subject Person is incorporated.

“Total Voting Power” means the aggregate number of Units of Parent then issued and outstanding.

“Unit Purchase Agreement” means that certain Unit Purchase Agreement, dated as of May 15, 2007, as amended on July 6, 2007, among Express Investment Corp., Limited Brands Store Operations, Inc., Express Holding, LLC and Limited Brands.

(a) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Service(s)	2.02
Administrative Charge	3.01
Allocated Cost	3.01
Assets	3.03
Applicable Employee	6.01
Capital Investment(s)	3.08
Change of Control Notice	5.05
Company Indemnified Person(s)	4.06
Confidential Information	6.01
Cost Component(s)	3.01
Customary Billing	3.01/3.04
Damages	4.05

Term	Section
Fixed-Fee Billing	3.01/3.07
Force Majeure	6.04
Indemnified Party	4.08
Indemnifying Party	4.08
Limited Indemnified Person(s)	4.04
Net Sales Ratio	3.06
Non-Company Costs	3.01
Non-Compliance Notice	4.07
Pass-Through Billing	3.01/3.05
Percent of Sales Billing	3.01/3.06
Proposed Change	3.10
Review Meetings	4.03
Service Costs	3.01
significant increase	3.10
Specific Billing	3.01
Subcontractor	3.02

Section 1.02. Internal Reference. Unless the context indicates otherwise, references to articles, sections and paragraphs shall refer to the corresponding articles, sections and paragraphs in this Agreement and references to the parties shall mean the parties to this Agreement.

ARTICLE 2

PURCHASE AND SALE OF SERVICES

Section 2.01. Purchase and Sale of Services. (a) On the terms and subject to the conditions of this Agreement, Limited Brands agrees to provide to the Company, or procure the provision to the Company of, and the Company agrees to purchase from Limited Brands, the Services.

(b) Notwithstanding anything herein to the contrary, (1) the Services to be provided to the Company under this Agreement shall, at the Company’s request, be provided to each Subsidiary of the Company which is directly involved in the operation of Express stores, and (2) Limited Brands shall have the right, in its sole and absolute discretion, to satisfy its obligation to provide or procure Services hereunder by causing one or more of its Subsidiaries (directly or through one or more Subcontractors as set forth in Section 3.02) to provide or procure such Services in the manner set forth on the Schedules, (3) in no event shall Limited Brands be required to provide the Company with any Service for any fiscal year at volumes or levels more than 110% of the volumes or levels provided to the Company in the immediately preceding fiscal year with respect to such Service and (4) with respect to all Services, except as otherwise expressly provided herein, Limited Brands will only make recommendations regarding such Services and the Company shall have the sole responsibility to make and will make all final decisions and determinations regarding the same. With respect to Services provided to, or procured on behalf of, any Subsidiary of the Company, the Company agrees to pay or to cause such Subsidiary to pay all amounts payable by or in respect of such Services pursuant to this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, Limited Brands shall not be obligated to provide any Service hereunder where the consent of a third party is reasonably required for the provision of such Service. Limited Brands and the Company each shall use its reasonable commercial efforts to cooperate in obtaining any such consent (the terms of which shall not impose any obligations or conditions on Limited Brands) and the Company shall bear any and all out-of-pocket costs incurred in connection with the obtaining of such consent.

Section 2.02. Additional Services. In addition to the Services to be provided or procured by Limited Brands in accordance with Section 2.01, if requested by the Company, and to the extent that Limited Brands and the Company may mutually agree, Limited Brands shall provide additional services to the Company (the “Additional Services”, and each an “Additional Service”). The scope of any such Additional Services, as well as the term, costs, and other terms and conditions applicable to such Additional Services, shall be as mutually agreed by Limited Brands and the Company and shall be reflected in amendments or additions to the Schedules as mutually agreed by Limited Brands and the Company. It is understood and agreed that (1) Limited Brands shall be under no obligation to provide or procure any such Additional Service requested by the Company and (2) any decision to provide or procure any such Additional Service shall be made by Limited Brands in its sole discretion.

ARTICLE 3

SERVICE COSTS

Section 3.01. Service Costs Generally. (a) The Schedules indicate, with respect to each Service listed therein, whether the costs to be charged to the Company for such Service are determined by (1) the customary billing method described in Section 3.04 (“Customary Billing”), (2) the pass-through billing method described in Section 3.05 (“Pass-Through Billing”), (3) the percentage of net sales method described in Section 3.06 (“Percent of Sales Billing”), (4) the fixed fee method described in Section 3.07 (“Fixed Fee Billing”), (5) a specific billing method to be mutually agreed upon by the Company and Limited Brands (“Specific Billing”), which may include, without limitation, a cost-plus billing method based upon the aggregate costs incurred by Limited Brands relative to the particular Service plus a percentage of such costs in consideration of Limited Brands’ procurement and administration (hereinafter referred to as an “Administrative Charge”) of such Service or (6) some combination thereof. The amounts calculated by the Limited Entities pursuant to the Customary Billing, Pass-Through Billing, Percent of Sales Billing, Fixed Fee Billing and Specific Billing methods applicable to Services provided to the Company and charged to the Company as provided herein, together with any and all Disengagement Costs incurred in connection with the provision of any and all Disengagement Services, are collectively referred to herein as the “Service Costs.”

(b) The Company agrees to pay to Limited Brands or its designee in the manner set forth in Section 3.09 the Service Costs applicable to each of the Services actually provided or procured by Limited Brands.

(c) The Service Costs calculated pursuant to each of the specific billing methods described herein may include without limitation (and without duplication) one or more of the following costs: (1) direct (i.e., out-of-pocket) costs incurred by the Limited Entities in providing the Services, (2) a reasonably and fairly allocated portion of costs or expenses (including without limitation service-specific overhead costs and the costs of depreciation of new and existing assets) incurred by one or more of the Limited Entities in providing services to one or more of the Limited Entities, their Affiliates and the Company (each, an “Allocated Cost”), and (3) third party costs incurred by the Limited Entities in providing the Services (each of (1)-(3), a “Cost Component” and collectively, the “Cost Components”).

(d) The parties intend and agree that this Agreement provide for the orderly and efficient transition of the Company and its business to stand-alone functionality and that the methods of calculation of each of the Service Costs hereunder shall permit the Limited Entities to receive full reimbursement for all overhead, administrative and supervisory costs and expenses incurred directly or indirectly by the Limited Entities in connection with the provision of the Services consistent with the manner in which Limited Brands charges and/or receives reimbursement from its Affiliates from time to time (including, without limitation, one or more of the Cost Components) together with any other amounts agreed to by the parties including, but not limited to, specified mark-ups as provided in the Schedules or as otherwise agreed by the parties. Except as otherwise provided herein or in any of the Transaction Documents, the method of allocating Service Costs (including, without limitation, with respect to each of the Cost Components) hereunder shall be generally consistent with the 2007 cost allocation under the Prior Agreement. It is further understood and agreed that when any Service Costs for Services hereunder are to be determined or agreed upon by Limited Brands and the Company (whether before or after the Closing Date), such Service Costs shall, except as otherwise set forth in this Agreement, in all events include all pertinent Cost Components, plus if mutually agreed to by the parties, an Administrative Charge therefor.

Section 3.02. Subcontractors. Limited Brands shall have the right, directly or through one or more Subsidiaries, to hire or engage one or more subcontractors or other third parties (each, a “Subcontractor”) to perform all or any of its obligations under this Agreement; provided, however, and notwithstanding the foregoing, Limited Brands shall retain responsibility for the provision of such Services to the Company but shall not be responsible for any actions or omissions of any Subcontractors including, but not limited to, the negligence and/or misconduct of any such Subcontractors. If Limited Brands elects to commence the provision of specified Services hereunder through a Subcontractor that is not engaged with respect to the Service in question by Limited Brands as of the date hereof, then the Company shall have the right to terminate such specified Services on ten days prior written notice to Limited Brands and to engage such Subcontractor to perform such specified Services directly for the Company and the Company shall have no further liability or obligation to Limited Brands with respect to such terminated Service except as set forth in Section 4.05 and Section 5.03(a) of this Agreement.

Section 3.03. Title to Assets; Methods, etc. (a) All procedures, methods, systems, strategies, tools, equipment, facilities and other resources used by any Limited Entity in connection with the provision of Services hereunder (including all intellectual property rights whether existing or created in connection with the provision of the Services or otherwise) (collectively, the “Assets”) shall remain the property of such Limited Entity and shall at all times be under the sole direction and control of Limited Brands; provided, however, and unless Limited Brands is prohibited by Law or contractual restriction, Limited Brands hereby assigns to the Company any and all of its rights and/or ownership interests (as the case may be), if any, to any and all design information (whether with respect to apparel, real estate or otherwise) that is exclusively associated with the Company or the Express brand and that currently exists or is created as a result of Limited Brands’ provision of the Services hereunder.

(b) Notwithstanding any other provisions of this Agreement, but subject to the terms of Section 4.01 of this Agreement, Limited Brands shall have the right in its sole discretion to modify or change the methods of operation and delivery of the Services so long as such modification or change does not materially and adversely impact the functionality of the Services for their intended use.

Section 3.04. Customary Billing. The Service Costs to which the Customary Billing method applies shall, subject to Section 3.01(c) and (d), be calculated on a basis that is substantially equivalent to the basis on which costs are attributed (whether through direct or indirect charges, allocations or otherwise) from time to time, now or in the future, to other companies or businesses operated by Limited Brands for the same or comparable services (including, without limitation, one or more of the Cost Components), plus an Administrative Charge therefor; provided, that (i) in respect of any particular Services, if Limited Brands does not generally attribute costs associated with the same or comparable services to other companies or businesses operated by Limited Brands as provided above, then the Customary Billing method for such Services shall be equivalent to the market value of all Services provided by Limited Brands personnel and other Persons (including, without limitation, all Cost Components) which are reasonably allocable to the provision of such Services to the Company and (ii) if Limited Brands provides financial relief from time to time to any companies or businesses operated by Limited Brands with respect to any costs, fees, expenses and/or allocations that are otherwise generally allocated to or paid by companies or businesses operated by Limited Brands, the Company shall not be entitled to the same financial relief.

Section 3.05. Pass-Through Pilling. The costs of Services to which the Pass-Through Billing method applies shall, subject to Section 3.01(c) and (d), be equal to the aggregate amount of the third-party costs and expenses incurred (which costs shall include but not be limited to adjustments for attributable rebates and the costs incurred in connection with obtaining the consent of any party to a contract or agreement to which any Limited Entity is a party where such consent is related to and reasonably required for the provision of any Service; it being agreed that Limited Brands shall consult in advance with the Company prior to incurring any such cost to obtain the consent of the third party, and shall obtain the Company’s approval to incur such cost, which approval shall not be unreasonably withheld) by any Limited Entity on behalf of the Company, plus an Administrative Charge therefor.

Section 3.06. Percent of Sales Billing. The costs of Services to which the Percent-of-Sales Billing method applies shall, subject to Section 3.01(c) and (d), be equal to the amount obtained by multiplying (x) the aggregate cost incurred each month by the Limited Entities in providing such Services to one or more businesses of Limited Brands and to all Service Recipients by (y) the Net Sales Ratio for such month, plus an Administrative Charge therefor. “Net Sales Ratio” means the net sales of the Company for a particular month divided by the aggregate net sales of all businesses of Limited Brands, combined with (i) the net sales of the Company to which costs for such month are being allocated and (ii) the net sales of any Service Recipient other than Company receiving such Services to which costs for such month are being allocated. In order to permit Limited Brands to calculate the billing method provided for in this Section 3.06 (and for no other purpose), the Company shall provide Limited Brands with all reasonably necessary sales information not later than the close of business on the first Business Day immediately following such calendar month.

Section 3.07. Fixed Fee Billing. The cost of Services to which the Fixed Fee Billing method applies shall be in the amount set forth in the applicable Schedule.

Section 3.08. Capital Investments. (a) Subject to clauses (b)-(c) hereto, Limited Brands shall have the right from time to time to make such capital investments as one or more of the Limited Entities deems reasonably necessary to support performance of the Services. Costs incurred by Limited Brands in connection with such capital investments (including without limitation transportation and installation costs) (“Capital Investments”, and each a “Capital Investment”) shall be part of the Service Costs (in addition to any Service Costs determined pursuant to any of the billing methods described in Section 3.01(a) hereof), it being agreed that there shall be no allocation of any of the Limited Entities’ internal costs, and no mark-up with respect to any Capital Investment) and shall be reimbursed by the Company pursuant to the procedures set forth in Section 3.09(c).

(b) Capital Investment costs incurred by Limited Brands on the Company’s behalf in connection with store design and construction shall be paid for by the Company directly.

(c) For Capital Investments specifically incurred on behalf of the Company which support the Services hereunder, the Company shall reimburse Limited Brands for, and shall retain title to, such Capital Investments. Limited Brands shall consult with the Company with respect to any such Capital Investment in excess of $100,000 and for any Capital Investments from and after such time as the aggregate amount of all Capital Investments exceeds $1,000,000; provided, further, that if the Company declines to pay for such Capital Investment, Limited Brands may terminate such Service if, in the reasonable judgment of Limited Brands, the provision of such Service is not practicable without the making of such Capital Investments, and the Company shall have no further liability or obligations to Limited Brands with respect to such terminated Service except as set forth in Section 4.05 and Section 5.03(d) of this Agreement.

Section 3.09. Invoicing and Settlement of Costs. (a) Limited Brands shall (or shall cause one or more of the Limited Entities to) invoice the Chief Financial Officer of the Company on a monthly basis (not later than the fifteenth day of the following month), for the Service Costs (including, without limitation, invoices for Disengagement Costs as contemplated by Sections 5.01 and 5.03(a)(3) hereof) incurred in the prior month, and will provide to the Company the same billing data and level of detail as Limited Brands customarily provides to the other businesses operated by Limited Brands and such other supporting data, particularly in connection with Disengagement Costs, as the Company may reasonably request. Limited Brands shall use its commercially reasonable efforts to cause invoices to be presented to the Company on the schedule set forth in this Article 3, but no delay in presentation of an invoice shall affect the Company’s obligation to pay the full amount of such invoice, when presented, on the terms set forth herein.

(b) Except as provided in Section 3.09(c) or as specifically provided elsewhere in this Agreement or in any Schedule hereto, the Company agrees to pay on or before 30 days after the date on which Limited Brands invoices the Company for the Service Costs, all amounts invoiced by Limited Brands pursuant to Section 3.09(a). Such payments shall be made by the Company by wire transfer of immediately available funds to an account designated by Limited Brands.

(c) Subject to Section 3.08(c), the Company shall pay Limited Brands by wire transfer or other methods mutually agreeable to the parties, all amounts with respect to Capital Investments within 10 Business Days of the date on which Limited Brands invoices the Company for such Capital Investments (either in whole or in part). Limited Brands shall be under no obligation to make any Capital Investment before receipt of the Company’s advance payment for such expenditure.

(d) If the Company fails to pay the full amount of any invoice under this Agreement within 15 days of the relevant payment due date, the Company shall be obligated to pay, in addition to the amount due on such payment due date, interest on such amount at the greater of (1) 12% or (2) the Reference Rate plus 5%, in each, case per annum compounded monthly from the relevant payment due date through the date of payment; provided that such interest rate shall not exceed the maximum rate permitted by applicable law. All payments made shall be applied first to unpaid interest and then to amounts invoiced but unpaid. If the Company fails to pay the full amount of any invoice within 30 days of the relevant payment due date, such failure shall be considered a material breach of this Agreement, and to the extent the aggregate amount of such overdue unpaid invoices exceeds $250,000, Limited Brands may, after 10 days’ prior notice to the Company of its election to suspend, without liability suspend its obligations hereunder to provide any and/or all Services to the Company until such time as such invoices have been paid in full.

(e) For certain Services, Service Costs may be invoiced to the Company on an estimated basis. In such cases the method of estimation will be reasonably determined by Limited Brands and will be made available to the Company. Any estimated costs invoiced pursuant to this Section 3.09(e) shall be invoiced and paid pursuant to the procedures set forth in this Section 3.09. At such point in time as the actual costs for any Services previously invoiced on an estimated basis are determined, Limited Brands will notify the Company of such actual costs (and provide reasonable supporting documentation therefor) and will notify the Company if any adjustment is necessary to reimburse one party for any difference between the actual and estimated costs. If in any case (1) an adjustment is necessary in favor of the Company, Limited Brands will reimburse the Company for the amount of such adjustment at the time such notice is given and (2) an adjustment is necessary in favor of Limited Brands, Limited Brands will provide an invoice to the Company therefor and the Company shall reimburse Limited Brands for the amount of such adjustment no later than 30 days after receipt of such invoice. Limited Brands shall have the right to notify the Company of such adjustment and, as applicable, to receive payment from the Company or make payment to the Company for the amount of such difference, whether or not such notification and adjustment is made with respect to any Limited Entity receiving comparable services.

Section 3.10. Amended Schedules. (a) Prior to January 31 of each year for so long as the relevant Services continue to be provided under this Agreement, Limited Brands may not more than once with respect to each upcoming Fiscal Year of Limited Brands prepare and deliver to the Company amended versions of the Schedules, setting forth with respect to the Services described in such Schedules, proposed changes in any of the methodologies used to calculate the Service Costs (each, a “Proposed Change”) and, to the extent available, the Service Costs estimated to be payable for such Services for the then current Fiscal Year of Limited Brands. Except as the Company and Limited Brands may otherwise agree, and except as specifically described in this Agreement, any Proposed Change shall be accompanied by a statement providing reasonable justification of, and support for, such Proposed Change. Upon receipt of any notice of a Proposed Change, the Company shall, within 21 days, provide a written statement to Limited Brands stating any objection to the Proposed Change and the reasons therefor. Limited Brands and the Company shall work together in good faith to resolve any such objections in a manner reasonably satisfactory to both parties. In any case, after all Proposed Changes for a Fiscal Year have been submitted to the Company, Limited Brands shall be available for a meeting at the Company’s request to review all such Proposed Changes prior to the date inch Proposed Changes are to take effect. Subject to Section 3.10(b), all Proposed Changes shall take effect no sooner than 60 days after notification to the Company of such Proposed Changes, but not before February 1 of the applicable fiscal year (e.g., a Proposed Change delivered in March 2010 would take effect on June 1, 2010).

(b) Notwithstanding any other provision of this Agreement, if a Proposed Change for a particular Service would result in a significant increase in the amount of Service Costs that the Company would be obligated to pay under this Agreement as compared to those that would be payable were such Proposed Change not made, then the Company shall have the right during such 60-day period following receipt of notice of such Proposed Change to terminate such Service upon written notice to Limited Brands, and such termination shall be effective within the time period specified in the pertinent Schedule (or if not so specified, within 30 days after Limited Brands’ receipt of such notice of termination). If the Company terminates such Service in accordance with this Section 3.10(b), Limited Brands shall continue to provide such Service until the effective date of such termination on the financial terms (or reasonable estimate thereof) existing prior to the Proposed Change. For purposes of this paragraph, a “significant increase” means an aggregate increase of more than 10% over the total amount of Service Costs applicable to any such Service during the previous Fiscal Year of Limited Brands (it being agreed that the terms and conditions of this Section 3.10 shall not apply with respect to the Services described in Schedule II – Production and Sourcing Support Services); provided, such increase is at least $100,000 with respect to any allocated overhead cost and provided such increase is at least $500,000 with respect to any non-allocated overhead cost (each such amount as annually adjusted for changes pursuant to the U.S. Department of Commerce Services Index).

ARTICLE 4

PROVISION OF SERVICES; INDEMNIFICATION

Section 4.01. General Standard of Service. Except as otherwise agreed with the Company or expressly provided in this Agreement, and provided that Limited Brands or any of its Affiliates is not restricted by contract with third parties or by applicable law, Limited Brands agrees that the nature, quality, and standard of care applicable to the delivery of the Services hereunder shall be substantially the same as that of the Services which Limited Brands generally provides from time to time, now or in the future, to its Subsidiaries and Affiliates throughout its companies or businesses. Management of and control over the provision of the Services (including without limitation the determination or designation at any time of the Assets, employees and other resources of the Limited Entities to be used in connection with the provision of the Services) shall reside solely with Limited Brands. Without limiting the generality of the foregoing, all labor matters relating to any associates of Limited Brands and its Subsidiaries (including, without limitation, any associates of any Limited Entity involved in the provision of Services to the Company) shall be within the exclusive control of Limited Brands, and the Company shall take no action affecting such matters.

Section 4.02. Ownership of Products. Notwithstanding any other provision of this Agreement, and except as otherwise expressly provided in the Schedules or in a separate written agreement that is not, by its terms, superseded by this Agreement, title to all Products or other materials that are transported, shipped, warehoused or otherwise held in the custody of any Limited Entity on behalf of the Company shall at all times remain with the Company, and the Company shall at all times be the owner of record of such Products or other materials, and, subject to Section 4.04, shall be solely responsible for any matters arising from or relating to such Products or other materials.

Section 4.03. Review Meetings. The parties agree to hold review meetings (the “Review Meetings”) not less than once each Fiscal Year of Limited Brands on a date to be set by management of Limited Brands with the consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. Representatives of the Company and of all Limited Entities which are providing Services to the Company at the time of the meeting shall attend the Review Meeting and shall review and discuss any operational, strategic or other issues raised by any participant with respect to the provision of the Services, including any Proposed Changes pursuant to Section 3.10 prior to their effective date. The parties intend that information exchanged at such Review Meetings shall be in addition to ongoing communication between representatives of the Company and the Limited Entities with respect to the provision of the Services hereunder.

Section 4.04. Limitation of Liability. (a) The Company agrees that none of the Limited Entities and their respective directors, officers, partners, members, managers, agents, and employees (each, a “Limited Indemnified Person”, and collectively, “Limited Indemnified Persons”) shall have any liability, whether direct or indirect, in contract or tort or otherwise, to the Company or any other Person for or in connection with the Services rendered or to be rendered by any Limited Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Limited Indemnified Person’s actions or inactions in connection with any such Services or transactions, except for damages which have resulted from such Limited Indemnified Person’s gross negligence or willful misconduct in connection with any such Services, actions or inactions or breach of such Limited Indemnified Person’s obligations hereunder.

(b) Notwithstanding the provisions of Section 4.04(a) or any other provision of this Agreement, none of the Limited Indemnified Persons shall be liable for any special, indirect, incidental, punitive or consequential damages of any kind whatsoever (including, without limitation, attorneys’ fees) in any way due to, resulting from or arising in connection with any of the Services or the performance of or failure to perform Limited Brands’ obligations under this Agreement. This disclaimer applies without limitation (1) to claims arising from the provision of the Services or any failure or delay in connection therewith; (2) to claims for lost profits or lost opportunities; (3) regardless of the form of action, whether in contract, tort (including negligence), strict liability, or otherwise; and (4) regardless of whether such damages are foreseeable or whether Limited Brands has been advised of the possibility of such damages.

(c) In addition to the foregoing, the Company agrees that it shall, in all circumstances, use commercially reasonable efforts to mitigate and otherwise minimize its and its Subsidiaries’ damages, whether direct or indirect, due to, resulting from or arising in connection with any failure by Limited Brands to comply fully with its obligations under this Agreement.

Section 4.05. Indemnification of Limited Brands by the Company. The Company agrees to and shall indemnify and hold harmless each Limited Indemnified Person from and against any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Damages”) incurred or suffered by any Limited Indemnified Person arising out of or in connection with Services rendered or to be rendered by any Limited Indemnified Person pursuant to this Agreement, any transaction entered into in connection with the Services to be performed hereunder or any Limited Indemnified Person’s actions or inaction in connection with any such Services or transactions; provided that the Company shall not be responsible for any damages of any Limited Indemnified Person that have resulted from such Limited Indemnified Person’s negligence or willful misconduct in connection with any of the advice, actions, inaction, or Services referred to above (it being understood and agreed that the provision by any Limited Entity of any of the Services without obtaining the consent of any party to any contract or agreement to which any Limited Entity is a party as of the date hereof shall not constitute negligence or willful misconduct by any Limited Entity).

Section 4.06. Indemnification of the Company by Limited Brands. Except as set forth in Section 4.07, Limited Brands agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, partners, members, managers, agents, and employees (each, a “Company Indemnified Person”, and collectively “Company Indemnified Persons”) from and against any and all Damages incurred or suffered by any Company Indemnified Person arising out of the gross negligence or willful misconduct of any Limited Indemnified Person in connection with the Services rendered or to be rendered pursuant to this Agreement. Notwithstanding the provisions of this Section 4.06 or any other provision of this Agreement, none of the Limited Indemnified Persons shall be liable for any special, indirect, incidental, punitive or consequential damages of any kind whatsoever (including, without limitation, attorneys’ fees) in any way due to, resulting from or arising in connection with any of the Services or the performance of or failure to perform Limited Brands’ obligations under this Agreement. This disclaimer applies without limitation (1) to claims arising from the provision of the Services or any failure or delay in connection therewith; (2) to claims for lost profits or lost opportunities; (3) regardless of the form of action, whether in contract, tort (including negligence), strict liability, or otherwise; and (4) regardless of whether such damages are foreseeable or whether Limited Brands has been advised of the possibility of such damages.

Section 4.07. Notice of Certain Matters. If the Company at any time believes that Limited Brands is not in full compliance with its obligations under this Agreement, the Company shall so notify Limited Brands in writing promptly (but not later than 30 days) after becoming aware of such possible noncompliance by Limited Brands. Such notice (a “Non-Compliance Notice”) shall set forth in reasonable detail the basis for the Company’s belief as well as the Company’s view as to the steps to be taken by Limited Brands to address the possible non-compliance. For the 30 days after receipt of such a notice, appropriate representatives of Limited Brands and the Company shall work in good faith to develop a plan to resolve the matters referred to in the Non-Compliance Notice. If such matters are not resolved through such discussions, the Company may elect to terminate Limited Brands’ obligation to provide or procure, and its obligation to purchase, the Service or Services referred to in its Non-Compliance Notice in accordance with Section 5.02. In the event such matters are resolved through such discussions, the Company shall not be entitled to deliver another Non-Compliance Notice or pursue other remedies with respect to same or any substantially similar matter so long as Limited Brands complies in all material respects with the terms of such resolution, if any.

Section 4.08. Indemnification Procedures. (a) Each party and any other indemnified persons shall be entitled to the indemnity described in this Article 4, provided that, in the case of third party claims, the following conditions are met (the party obliged to provide indemnification is referred to as the “Indemnifying Party,” and the party entitled to be indemnified is referred to as the “Indemnified Party”):

(1) Promptly upon learning of any claim for which indemnification is sought from the Indemnifying Party, the Indemnified Party shall notify the Indemnifying Party of such claim and shall furnish to the Indemnifying Party all information known and reasonably available to the Indemnified Party related to such claim; provided that any failure to comply with the provisions of this clause (1) shall not relieve the Indemnifying Party of its indemnification obligations except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(2) In the event of the commencement of litigation on the basis of such claim, the Indemnified Party shall tender the defense of such litigation to the Indemnifying Party, and the Indemnifying Party shall promptly assume and thereafter diligently prosecute the defense of such claim, and the Indemnifying Party shall bear all Damages in connection therewith, using counsel selected by the Indemnifying Party (which shall be subject to the Indemnified Party’s approval, which shall not be unreasonably withheld, conditioned or delayed). The Indemnified Party shall be entitled to engage separate counsel and participate in such defense; provided that the fees and expenses and such separate counsel shall be paid by the Indemnified Party unless the interests of the Indemnified Party and the Indemnifying Party are in conflict so that they cannot be adequately represented by the same counsel, in which event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party following a final determination of the indemnification liabilities hereunder.

(3) Neither the Indemnifying Party nor the Indemnified Party shall settle any such claim without the prior written consent of the other party, which consent may be withheld in the other party’s sole discretion if such settlement would require the expenditure of funds by the other party or admit on behalf of, or otherwise attribute to, the other party any fault or misconduct. To the extent that both Limited Brands and the Company are required to bear damages, claims, costs and expenses with respect to a particular claim, the intent of Limited Brands and the Company is that they shall bear such damages, claims, costs and expenses in proportion to their respective degrees of responsibility for such claim as allocated in this Article 4 or, if not allocated herein, then in accordance with their respective percentages of fault or responsibility for such claims.

(b) Except as otherwise specifically set forth herein, the terms of this Article 4 shall provide the exclusive remedy for monetary damages of Limited Indemnified Persons and Company Indemnified Persons with respect to Damages associated with the matters set forth in this Agreement.

ARTICLE 5

TERM AND TERMINATION

Section 5.01. Term. Except as otherwise provided in this Article 5 or as otherwise agreed in writing by the parties, this Agreement shall be effective as of the date hereof and Limited Brands’ obligation to provide or procure, and the Company’s obligation to purchase, each Service hereunder shall cease as of the earlier of (a) the date of termination of this Agreement or a particular Service as determined in accordance with Section 5.02 hereof or (b) the applicable termination date for such Service as set forth in the applicable Schedule (or if no termination date is specified, July 6, 2010).

Notwithstanding anything contained herein to the contrary, the Company shall be solely responsible for and shall pay to Limited Brands in accordance with the provisions of Section 3.09 hereof any and all Disengagement Costs incurred in connection with the provision of any and all Disengagement Services.

Section 5.02. Termination by the Parties.

(a) In addition to any rights of termination otherwise expressly provided for under this Agreement, the Company may terminate Services hereunder if Limited Brands shall have failed to perform any of its material obligations under this Agreement relating to such Service, the Company has notified Limited Brands in writing of such failure, and such failure shall have continued for a period of 30 days after receipt by Limited Brands of written notice of such failure.

(b) In addition to any rights of termination otherwise expressly provided for under this Agreement: (i) Limited Brands, at its option, may terminate Services hereunder if the Company shall have failed to perform any of its material obligations under this Agreement relating to such Service, Limited Brands has notified the Company in writing of such failure, and such failure shall have continued for a period of 30 days after receipt by the Company of written notice of such failure and (ii) Limited Brands, at its option, may terminate this Agreement or any Services hereunder by providing written notice of termination to the Company upon or following a Change of Control of the Company.

Section 5.03. Transfer of Associates. Notwithstanding anything in the Schedules to the contrary, in the event that Limited Brands and the Company mutually agree in writing or otherwise to transfer any Limited Brands’ associates to Express during the term of this

Agreement, Limited Brands’ obligation to provide the specific Services that were performed by the Limited Brands’ associates so transferred to the Company, and the Company’s obligation to accept and pay for such Services, shall cease effective as of the date of the transfer, unless the parties agree otherwise.

Section 5.04. Effect of Termination.

(a) Upon termination of any Service pursuant to this Agreement, or upon termination of this Agreement in accordance with its terms, Limited Brands shall have no further obligation to provide the terminated Service (or any Service, in the case of termination of this Agreement) or to perform its obligations hereunder relating to any such terminated Service, and the Company shall have no obligation to purchase any such Services from Limited Brands, pay any fees relating to such services or make any other payments hereunder; provided that the foregoing shall not in any way operate to impair or destroy any of the rights or remedies of either party or to relieve either party of its obligations to comply with the provisions of this Agreement which have accrued prior to the effective date of termination. Notwithstanding such termination, but subject to the other terms of this Agreement, (1) the Company shall remain liable to Limited Brands for all Service Costs incurred before or after the effective date of termination of this Agreement by any Limited Entity on behalf of the Company to the extent that such Services Costs were incurred in connection with or to assist Limited Brands in the provision of any Services prior to the effective date of the termination (including without limitation (A) the aggregate outstanding amount of any capital expenditure incurred by any Limited Entity on behalf of the Company in accordance with the terms of this Agreement, and (B) any amounts owed under any non-cancelable or other contract or agreement entered into by any Limited Entity on behalf of or for the benefit of the Company with the prior written consent of the Company); (2) Limited Brands shall continue to charge the Company for administrative and program costs and Administrative Charges relating to benefits paid after but incurred prior to the termination of any Service and other services reasonably required to be provided after the termination of such Service and the Company shall be obligated to pay such expenses in accordance with the terms of this Agreement; (3) the Company shall be responsible for and shall pay to Limited Brands in accordance with the provisions of Sections 3.09 and/or 5.01 hereof all Disengagement Costs relating to the termination of any Service hereunder for any reason; and (4) the provisions of Articles 3, 4, 5 and 6 shall survive any such termination indefinitely.

(b) Limited Brands shall invoice the Company for the aggregate outstanding amount payable to Limited Brands pursuant to Section 5.03(a)(1), (a)(2) and (a)(3), and the Company shall pay such amount within 30 days of receipt of such invoice, by wire transfer of immediately available funds to an account designated by Limited Brands.

(c) As soon as practicable, and in any event no later than 30 days after termination of this Agreement or any of the Services hereunder in accordance with the terms of this Agreement, each party shall return to the other party in accordance with such other party’s instructions and at such other party’s expense, all of the other party’s materials and Confidential Information in its possession or control (including, without limitation, all Confidential Information and any copies thereof) relating to the terminated Service (or if the Agreement is terminated in its entirety, all such materials and Confidential Information).

(d) Following the delivery of a notice with respect to the termination of any Service, Limited Brands and the Company, commencing promptly following such notice, shall cooperate in good faith to provide for an orderly transition of such Service to the Company or to a successor service provider in accordance with a transition schedule reasonably requested by the Company.

Section 5.05. Notification of Change of Control. To the extent permitted by applicable law, the Company shall promptly notify Limited Brands of any Change of Control of the Company (or any definitive agreement, arrangement or plan which, if consummated, would result in such a Change of Control of the Company), setting forth the date and circumstances of such Change of Control of the Company and the identity of the third party(ies) involved in such Change of Control of the Company (such notice, the “Change of Control Notice”).

ARTICLE 6

MISCELLANEOUS

Section 6.01. Confidential Information; Non-Solicitation. (a) Confidential Information. Either party may provide to the other party certain confidential, proprietary and trade secret business and technical information in connection with the performance of this Agreement (“Confidential Information”). All information shall be presumed to be Confidential Information unless such information is generally available to the public (other than by the receiving party in violation of this Section 6.01) or if a disclosing party acknowledges in writing that such information is not Confidential Information. Each party shall preserve the confidentiality of all Confidential Information that is provided by the other party in connection with this Agreement, and shall not, without the prior written consent of the other party, disclose, display or make available to any Person, or use for its own or any other Person’s benefit, other than as necessary in performance of its obligations under this Agreement, any Confidential Information of the other party; provided that a party may disclose such portion of the Confidential Information relating to the other party to the extent, but only to the extent, that the disclosing party reasonably believes that such disclosure is required in connection with litigation between the parties hereto relating directly to this Agreement, under applicable law, pursuant to court order or as a consequence of the rules of a securities exchange; provided, further that the disclosing party first notifies the other party hereto of such requirement and allows such party a reasonable opportunity to seek a protective order or other appropriate remedy to prevent such disclosure. The parties shall exercise a commercially reasonable standard of care to safeguard all Confidential Information of the other party against improper disclosure or use. The parties acknowledge that money damages would not be a sufficient remedy for any breach of the provision of this Section 6.01 and that the non-breaching party shall be entitled to equitable relief in a court of law in the event of, or to prevent, a breach or threatened breach of this Section 6.01.

(b) Notwithstanding the provisions of Section 6.01(a), upon a Change of Control of the Company, the Company shall (1) promptly (but in no event later than 10 days after the occurrence of such Change of Control of the Company) return to Limited Brands or destroy all Confidential Information in its possession (or in the possession of any of its Affiliates) relating to Limited Brands or any of its Affiliates, (2) no longer be permitted to use such Confidential Information in its business or operations (or the business or operations of any of its Affiliates) and (3) promptly (but in no event later than 30 days after the occurrence of such Change of

Control of the Company) deliver a written certificate to Limited Brands executed by the Company’s Chief Executive Officer expressly acknowledging the obligations set forth in clauses (1) and (2) of this sentence and certifying that the Company has and will continue to adhere to such requirements.

(c) Third-Party Non-Disclosure Agreements. To the extent that any third-party proprietor of information or software to be disclosed or made available to the Company in connection with performance of Services requires a specific form of non-disclosure agreement as a condition of its consent to use of the same for the benefit of the Company or to permit the Company access to such information or software, the Company will execute (and will cause the Company employees to execute, if required) any such form.

(d) Non-Solicitation. (i) From the date hereof and until the expiration of 12 months from the termination of all of the Services under this Agreement, and except as otherwise expressly provided in the Schedules or in this Agreement, (A) Limited Brands hereby agrees to abide by the non-solicitation restrictions contained in Section 9.04(d) of the LLC Agreement to the same extent as if it were a “Member” and (B) none of the Company nor any of its controlled Affiliates will (nor shall the Company, so long as it is controlled by Golden Gate Private Equity, Inc., permit Golden Gate Private Equity, Inc. and its managed investments funds to) without the prior written consent of Limited Brands, directly or indirectly solicit any Applicable Employee for employment, encourage any Applicable Employee to leave Limited Brands’ or its Affiliates’ employ or employ any Applicable Employee. “Applicable Employee” means any employee of Limited Brands or any of its Affiliates who has performed any of the Services under this Agreement or with whom the Company or any of its Affiliates otherwise has had any contact at any time during the performance of the Services hereunder.

(ii) Notwithstanding anything contained in this Agreement or in the Schedules to the contrary, including, but not limited to, Section 6.01(d)(i) above, Limited Brands and the Company will jointly develop an orderly process whereby, for a reasonable period of time prior to the scheduled termination of any specific Services hereunder, employees of the Limited Entities whose job duties are primarily comprised of providing the specific Services scheduled to be terminated hereunder will be given the opportunity to become employees of the Company.

(iii) Further notwithstanding anything in this Agreement or in the Schedules to the contrary, including, but not limited to, Section 6.01(d)(i) above, if the Company wishes to hire (under circumstances other than as described in Section 6.01(d)(ii) above) any employees of the Limited Entities whose job duties are primarily comprised of providing specific Services hereunder, Limited Brands and the Company will jointly develop an orderly process whereby such employees may be given the opportunity to become employees of the Company so long as there is no adverse financial impact to the Limited Entities in connection with transferring such employees to the Company and/or terminating early the specific Services which such employees provide unless the Company agrees to fully compensate Limited Brands for the full amount of said adverse financial impact.

Section 6.02. Audits. (a) Throughout the term of this Agreement and for 1 year thereafter, the Company shall have the right once within each 12 month period, at its own expense and on 30 days advance written notice to Limited Brands, to have its auditors or other representatives audit the books and records of any Limited Entity for the sole purpose of certifying the accuracy of the Service Costs and Cost Components charged by Limited Brands to the Company in accordance with the terms of this Agreement for the preceding 12-month period. The Company shall provide to Limited Brands a copy of each such audit report promptly after its receipt thereof. In the event that any such audit indicates any overpayment or underpayment of amounts paid to Limited Brands by the Company, the applicable party shall pay to the other party (within 30 days following the date of delivery of such audit report to Limited Brands) the amount of such overpayment or underpayment, as the case may be, plus (if the overpayment or underpayment amount exceeds $100,000.00) interest accruing monthly from the date of such overpayment or underpayment until such amount is paid at the Reference Rate, compounded monthly from the relevant payment due date through the date of payment (provided that such interest rate shall not exceed the maximum rate permitted by applicable law).

(b) Notwithstanding any other provision of this Agreement, upon a Change of Control of the Company, (1) the Company only shall be permitted to exercise its rights under Section 6.02(a) by employing the services of a third party auditor reasonably acceptable to Limited Brands, (2) the Company and its Affiliates shall have no access to such auditor’s workpapers and (3) such audit or shall agree in writing to be bound by a confidentiality agreement with respect to the foregoing on terms reasonably acceptable to Limited Brands.

Section 6.03. No Agency. (a) Nothing in this Agreement shall constitute or be deemed to constitute a partnership, agency or joint venture between the parties hereto or, except as is necessary for performance of the Services, shall constitute or be deemed to constitute any party the agent or employee of the other party for any purpose whatsoever and neither party shall have authority or power to make any statements, representations or commitments of any kind, take any action which shall be binding on the other, or bind the other or to contract in the name of, or create a liability against, the other in any way or for any purpose.

(b) Nothing in this Agreement shall establish or be deemed to establish any fiduciary relationship between the parties hereto. The parties’ respective rights and obligations hereunder shall be limited to the contractual rights and obligations expressly set forth herein on the terms and conditions set forth herein.

(c) Except as otherwise specifically provided for herein, each party shall be responsible for compliance with all applicable laws, rules, regulations and orders of governmental authorities, for obtaining required licenses and permits, for the payments of all applicable taxes and for the conduct and compensation of its employees.

Section 6.04. Force Majeure. (a) Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, but not limited to, fire; floods; storms; embargoes, war or acts of war (declared or undeclared); insurrections, riots or other civil commotions; acts of terrorism, strikes, lockouts, or other labor disturbances; explosions; sabotage; accidents; governmental orders; changes in statutes, rules or regulations; delays by unaffiliated suppliers or carriers; shortages of fuel, power, raw materials or components; acts of God; or acts, omissions, or delays in acting by any governmental or military authority, or the other party (collectively, “Force Majeure”); provided, however, it is understood that (i) this Section 6.04 only operates to suspend, and not to discharge, a party’s obligations under this Agreement, and that when the causes of the failure or delay are removed or alleviated the affected party shall resume performance of its obligations hereunder and (ii) this Section 6.04 shall not excuse a party’s obligation to pay money; provided, that the Company shall not be obligated to pay for any particular Service during the pendency of the Limited Entities’ failure to provide such particular Service. A party that is unable to fulfill its obligations due to any Force Majeure event shall (1) promptly after the occurrence thereof give notice to the other party with details of such event and (2) use its commercially reasonable efforts to remedy such event as promptly as practicable. If Limited Brands is unable to provide any of the Services due to Force Majeure, both parties shall exert commercially reasonable efforts to cooperatively seek a solution that is mutually satisfactory, such as the subcontracting of all or part of the provision of the Services under the supervision of Limited Brands for the period of time during or affected by the Force Majeure.

(b) Promptly on becoming aware of Force Majeure causing a delay in performance or preventing performance of any obligations imposed by this Agreement (and termination of such delay), the Company shall have the right, but not the obligation, to engage Subcontractors to perform such obligations for the duration of such period that Force Majeure delays or prevents the performance of such obligation by a party.

Section 6.05. Entire Agreement; Successors and Assigns. (a) This Agreement (including the Schedules constituting a part of this Agreement (for the avoidance of doubt, such Schedules include Schedule IX (Customer and Marketing Services) to the Prior Agreement) and any other writing signed by authorized representatives of the parties after the date hereof that specifically references this Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(b) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto. Except as expressly provided herein, neither party may assign, delegate or otherwise transfer any rights or duties under this Agreement to any party without the prior written consent of the other party hereto.

Section 6.06. Notices. (a) Any notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand, facsimile transmission (with the original copy promptly thereafter delivered by mail), or mail, to the following addresses:

(i)	If to the Company to:

Express, LLC

One Limited Parkway

Columbus, Ohio 43230

Fax: (614) 415-4858

Attention: Chief Financial Officer

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Fax: (415) 439-1680

Attention: Mikaal Shoaib

(ii)	If to Limited Brands, to:

Limited Brands, Inc.

Three Limited Parkway

Columbus, OH 43230

Fax: (614) 415-7188

Attention: Office of General Counsel

with copies (which shall not constitute notice) to:

Limited Brands, Inc.

Three Limited Parkway

Columbus, OH 43230

Fax: 614-415-8098

Attention: Office of Treasurer

Vorys Sater Seymour and Pease LLP

52 E. Gay Street

P.O. Box. 1008

Columbus, OH 43216-1008

Fax: 614-719-5028

Attention: John P. Wellner, Esq.

or to such other addresses or telecopy number and with such other copies, as such party may hereafter specify for the purpose by notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Each such notice, request or other communication shall be effective (1) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and evidence of receipt is received or (2) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 6.06.

(b) Notwithstanding the provisions of 6.06(a) above, the parties hereto hereby expressly acknowledge and agree that any notices, consents or approvals contemplated to be given by either party to the other hereunder in connection with the day-to-day implementation or provision of particular Services pursuant to the ordinary course of business may be given orally or in writing other than in accordance with Section 6.06(a) above by director-level employees (or above), which notices, consents and/or approvals shall be binding and on which notices, consents and/or approvals, the other party shall be entitled to rely. The parties further acknowledge and agree that this Section 6.06(b) is intended solely to facilitate the effective and efficient provision of the Services contemplated by this Agreement and it is not intended to, nor shall it be interpreted to, (i) permit the giving of any other type of notices, direction or demand other than in accordance with the provisions of said Section 6.06(a) or (ii) increase or decrease billing methods, Service Costs or the scope of Services under this Agreement.

Section 6.07. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Ohio, without regard to conflict, of laws and rules of such state.

Section 6.08. Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated thereby shall be brought either in (i) the United States District Court for the Southern District of Ohio, Eastern Division or (ii) the Court of Common Pleas of Franklin County, Ohio, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.06 shall be deemed effective service of process on such party.

Section 6.09. WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.10. Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not render the entire Agreement invalid. Rather, the Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of each party shall be construed and enforced accordingly.

Section 6.11. Amendment. (a) This Agreement may not be amended or modified except in writing signed by the parties hereto.

(b) Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if it is memorialized in writing by the waiving party. No course of dealing, manner of performance or failure of any party hereto to enforce at any time any provision of this Agreement shall be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision in accordance with its terms. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 6.12. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. An executed copy or counterpart hereof delivered by facsimile shall be deemed an original instrument.

Section 6.13. Headings; Interpretation and Construction. The headings to sections of this Agreement and the table of contents to this Agreement are inserted for convenience of reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provisions of this Agreement. The words “include,” “includes,” “including” and “such as” are deemed to be followed by the phrase “, without limitation,”. All references to “$” or “dollars” shall be to United States dollars and all references to “days” shall be to calendar days unless otherwise specified. Any reference to the masculine, feminine or neuter gender shall include such other genders, and references to the singular or plural shall include the other, in each case unless the context otherwise requires. The Schedules hereto shall be deemed to be incorporated in and an integral part of this Agreement. In the event of any conflict or inconsistency between the terms and conditions of this Agreement and the terms and conditions of any of the Schedules, the terms and conditions of the Schedules shall prevail to resolve any inconsistency.

Section 6.14. Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that party drafted the provision or caused it to be drafted.

[Remainder of page intentionally left blank; next page is signature page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives to be effective as of the date first written above.

LIMITED BRANDS, INC.

By:	/s/ Gail M. Stern
Gail M. Stern
Its:	Senior Vice President, Legal

EXPRESS, LLC

By:	/s/ Matthew C. Moellering
Matthew C. Moellering
Its:	Chief Administrative Officer, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

[SIGNATURE PAGE]

SCHEDULE I

INFORMATION TECHNOLOGY

SERVICES

Schedule I

Information Technology Services

Limited Brands’ obligation to provide or procure, and the Company’s obligation to purchase, the Services described in this Schedule I commenced on the Closing Date and shall terminate, except as expressly identified below, on July 6, 2010 (the “Termination Date”). Except as provided herein, the costs for the services on this Schedule shall be billed at 105% of the amount determined pursuant to the Customary Billing method (except with respect to costs incurred in connection with obtaining the consent of any party to a contract or agreement to which any Limited Entity is a party where such consent is related to and reasonably required for the provision of any Service, which shall be billed at 100% of the amount determined pursuant to the Pass-Through Billing method).

All information technology equipment resources and services including onsite equipment and shared equipment described herein or otherwise used or viewed in connection with or related to the provision of the Services hereunder shall remain the property of Limited Entities, or their service providers, as applicable, (including all wide area network and local area network, telecommunications equipment and wiring infrastructure supporting the Company), except as expressly provided herein. Limited Brands agrees that during the term of this Agreement, Limited Brands shall provide to the Company dedicated labor resources as well as part-time resources from other Limited Technology Services, Inc. (“LTS”) personnel, consistent in all material respects with the resources provided to the Company as of the Closing Date.

The Company shall comply with all policies and procedures generally applicable to Limited Entities in connection with the Services provided under this Schedule, including without limitation Limited Brands’ Policy on Associates’ Use of Electronic Equipment/Information and Communications and the Access Control requirements, attached as Appendices A and B, respectively, to Schedule II (Information Technology Services) to the Prior Agreement.

The levels of service specified in the Service Level Agreement between Express, LLC and LTS, effective 2/04/07, attached as Appendix C to Schedule II (Information Technology Services) to the Prior Agreement (“SLA”; the tables of service levels provided upon request) define the targeted level of service to be provided, subject to changes in equivalent levels of service that affect other Limited Entities generally. Limited Brands and the Company acknowledge and agree that: (i) the service levels in the SLA constitute non-binding principles that represent only a target level for the Services on this Schedule I that Limited Brands will use commercially reasonable efforts to achieve the targeted service levels during the term of this Schedule I; (ii) neither the SLA itself nor its inclusion in this Schedule constitutes a representation, warranty, covenant or guarantee that any or all of the levels of service set forth therein have been met prior to the commencement of Services or will be met during the provision of Services under this Schedule I; (iii) nothing in this paragraph shall amend, modify or supercede (A) the nature, quality and standard of care applicable to the delivery of the Services hereunder as set forth in Section 4.01 of the Agreement, or (B) the limitation of liability of any Limited Indemnified Person pursuant to Section 4.04 of the Agreement.

1.	Computing Platform Services

Limited Brands will provide the operating environments, with capacity and resource-availability not less than that used by the Company as of the Closing Date, and with the business applications set forth in Appendix D-1 to Schedule II (Information Technology Services) to the Prior Agreement and the systems software set forth in Appendix D-2 to Schedule II (Information Technology Services) to the Prior Agreement. Subject to the foregoing minimum environment, resource and capacity commitments, the specific configurations and the specific applications and systems software made available may change at the option of Limited Brands, including changes required for regulatory, security and/or contractual compliance. Limited Brands shall notify the Company via written or oral notice reasonably in advance of such changes. Services to be provided in this Schedule do not include any material technology migrations, conversions or other major technology projects (including, without limitation, the INSIGHT implementation).

2.	Support Services

2.1 Point-of-Sale Service Support, Required Changes and Ownership

Limited Brands will provide help desk and second level support for the business applications set forth in Appendix D-1 to Schedule II (Information Technology Services) to the Prior Agreement.

In addition, where necessary for Limited Brands’ regulatory, security and/or contractual compliance, on reasonable written or oral advance notice Limited Brands may require that the Company utilize equipment and/or products and implement applications designated or provided by Limited Brands.

Routers located at the Company stores and used for persistent connectivity and equipment at the Company stores used for return authorizations are owned by the third party providers of the services and shall remain the property of the third party service provider. Point-of-sale equipment, which includes the register, signature capture, controller, wiring and any other peripheral equipment related to point-of-sale, is the property of the Company.

2.2 Point-of-Sale Equipment Sourcing and Refurbishing

Limited Brands will use reasonable commercial efforts to source, refurbish and ship NCR point-of-sale equipment and related back-office hardware, consistent with past practice, but subject to availability. Any such equipment and related hardware purchased by the Company through Limited Brands will be owned by the Company.

2.3 Point-of-Sale and Store Telecommunications Support

Limited Brands will provide first and second level support for hardware and software problems, plus store telecommunications.

2.4 Point-of-Sale Support for New Stores

Limited Brands will provide:

A.	Installation and set-up of refurbished equipment

B.	Installation of telecommunications equipment.

2.5 Production Support in Data Center 24 by 7

Limited Brands will provide computing service related to the following, consistent with those services provided to the Company as of the Closing Date:

•	Batch jobs

•	Printing

•	Backups

•	System level problem resolution

•	Store polling and re-alignment

2.6 Electronic Commerce (EDI) Support

Limited Brands will continue the level of support for EDI consistent with those services provided to the Company as of the Closing Date. The Company understands that these support services shall exclude new development and new processes. It is understood that EDI support includes the addition of vendors to the EDI transaction set that exists as of the date of the Prior Agreement, so long as Limited Brands will be adding the new transaction sets for other businesses of Limited Brands. Limited Brands will not add transaction sets required solely by the Company. In addition, EDI support does not include additional EDI documents.

2.7 PC/LAN/WAN Support

Limited Brands will provide the following PC/LAN/WAN support to the Company:

1.	Help desk support

2.	Desk top/laptop PC support

3.	NT server support - including intranet server support, but excluding intranet development

4.	LAN support

5.	Support for browser access to the Internet (the Company shall be solely responsible for all matters related to any of the Company’s websites)

6.	Support for remote dial access to network

7.	E-mail support

8.	Wide area network (WAN) support.

All physical local area network (LAN) and wide area network (WAN) equipment located at office facilities used by the Company and at the Company stores, will remain the property of Limited Brands following the termination of the Services hereunder. This includes but is not limited to routers, switches, hubs and wiring. Limited Brands will support this LAN and WAN equipment until the earlier of termination of this Schedule I or, if applicable, the termination of the applicable Service. Desktop units (including personal computers, printers, peripherals and monitors) and NT servers located in office facilities used by the Company and at the Company stores that are solely used by the Company are the property of the Company. In the event the Company relocates its offices to facilities other than those occupied as of the Closing Date, if the parties mutually agree that Limited Brands will continue to provide PC/LAN/WAN support Services under this Schedule at the new facility, the parties will negotiate in good faith to establish a Specific Billing method for the Services to be provided at the new facility, which will take into account the Cost Components associated with providing such Services, and reflect a five percent (5%) Administrative Charge.

2.8 Upgrades and Replacements

Limited Brands will perform upgrades to and may, in its sole discretion, implement replacements of the software applications and systems software used by the Company (those applications listed in Appendix D-1 and D-2 to Schedule II (Information Technology Services) to the Prior Agreement) in conjunction with the implementation of such upgrades or replacements either (a) for Limited Entities generally; or (b) with respect to any other Limited Entities that have similar or the same software; or (c) as necessary for continued supportability of the Company’s applications. Limited Brands will use commercially reasonable efforts to minimize upgrades and replacements. Provided, however, that Limited Brands will continue to operate the Island Pacific software during the term of this Schedule I, subject to any election by the Company under Section 3.

The Company has moved to the new Mast platform for wave 1. The Company participated in all training and all work necessary to ensure a smooth transition. The Company and Limited Brands worked together to facilitate wave 1 go-live in an orderly fashion.

In connection with any Capital Investment which relates to an upgrade of the Limited Brands system(s) (as opposed to software) from time to time, Limited Brands shall notify the Company in advance of Limited Brands’ intent to make such Capital Investment, unless such upgrade results from an emergency or constitutes required maintenance to protect and/or preserve the system(s). Within thirty (30) days after the Company’s receipt of such a notice, the Company shall either (i) agree to such Capital Investment and reimburse Limited Brands for its allocable portion of the cost thereof in accordance with Section 3.08 of the Agreement or (ii) reject such Capital Investment and convert to or modify its own system, at its sole cost and expense. If the Company shall fail to respond to any such notice or to convert to or modify its own system within said thirty (30) day period, then the Company shall be obligated to participate in such Capital Investment and to reimburse Limited Brands for its allocable portion of the cost thereof in accordance with Section 3.08 of the Agreement, it being understood that under no circumstances shall Limited Brands be required to maintain any then-existing or prior system solely for benefit of the Company or to delay any system(s) upgrade in order to allow the Company to make an election regarding a Capital Investment pursuant hereto.

2.9 LBOS and DM Dashboard Technical Support

During the term of the LBOS License Agreement, Limited Brands will (i) provide first and second level support, consistent with past practices, for the Limited Brands proprietary software licensed under the LBOS License Agreement; (ii) upon the request of the Company, provide training to designated individual associates of the Company, on a “train the trainer” basis, on the use of LBOS to facilitate such associates then providing training throughout the Company, and (iii) upon Company’s election to participate in the development of updates to LBOS, as provided below, deliver to the Company, for use under the LBOS License Agreement, updates to LBOS released for use by the Limited Entities generally.

Limited Brands shall notify the Company in advance of Limited Brands’ intent to develop upgrades to LBOS. Within thirty (30) days after the Company’s receipt of such a notice, the Company shall either (i) agree to such participate in the development of such upgrade to LBOS and reimburse Limited Brands for its allocable portion of the cost thereof in accordance with Section 3.08 of the Agreement or (ii) reject such upgrade to LBOS. If the Company shall fail to respond to any such notice, then the Company shall not participate in such upgrade to LBOS. If the Company elects to participate in the development of such updates to LBOS, the Company will designate one or more persons to be available to Limited Brands from time to time to participate in developing and adapting such updates for use by the Company.

2.10 ACES Rollout

Limited Brands will provide Services to complete the ACES (automated labor scheduling) project rollout for the Company.

2.11 Test and Learn Program

Limited Brands shall make available to the Company the “Test and Learn” program, provided by a third party, if permitted by such third party, at the Company’s sole cost and expense.

3.	Transition Services

At any time following July 7, 2008, the Company may deliver ten (10) months’ notice of early termination of any individual Service without terminating all of the Services, so long as it is reasonably possible to terminate separately any such individual Service from the remaining

Services which Limited Brands will still be providing under this Schedule I or the Agreement. Disengagement Services will be provided by Limited Brands for the terminated individual Service as soon as reasonably possible, commencing not later than ninety (90) days following the Company’s notice of early termination and concluding within a time reasonable under the circumstances; provided, however, that Limited Brands shall not be obligated to provide Disengagement Services during the annual freeze period of November 1 through January 15; and provided further, however, that the Company shall be responsible for and shall pay to Limited Brands with respect to each individual Service terminated early pursuant hereto (i) all Disengagement Costs relating to such terminated Service, including, without limitation, all cancellation and/or termination charges, costs and/or fees under third party contracts, and (ii) any and all other out-of-pocket charges, costs, fees and/or expenses incurred by the Limited Entities as a consequence of the termination of such Service. After the effectiveness of such termination, the Company shall no longer be obligated to pay for the terminated Services (provided that any Service Costs paid or due with respect to sums due by Limited Entities to third parties representing non-refunded pre-paid but unused amounts will not be refunded) and provided that the Company must pay for all Services received through such date of termination. With respect to each individual terminated Service, the Company and Limited Brands will mutually cooperate to identify post conversion Service needs and will identify personnel resources for potential transfer to the Company, subject to acceptance by the identified personnel of such a request for transfer in employment.

All transition Services will be developed and will be performed in accordance with approved design specifications, and will be supported by LTS or other designated Limited Entity through the Termination Date. It is understood and agreed that when any Service Costs for Services under this Schedule I are to be determined or agreed upon by Limited Brands and the Company after the Closing Date, the provisions of Section 3.01(d) of the Agreement shall control.

3.1 Disengagement Services

Limited Brands will be responsible for the conversion of the business applications listed on Appendix D-1 to Schedule II (Information Technology Services) to the Prior Agreement up to the point of “turnover”, as declared by Limited Brands in conjunction with the Company. On “turnover”, as declared by Limited Brands, the Company will become fully responsible for the application, operating system, and data. “Turnover” will be defined by Limited Brands and the Company for various aspects of the migration, and may vary from one aspect of the Services to another.

Disengagement Services will be provided under a Specific Billing method to be negotiated in good faith by the parties which will take into account the Cost Components (which will include, without limitation, the Disengagement Costs) associated with Limited Brands’ provision of Disengagement Services to the Company. The following Disengagement Services will be provided:

•	Management of each migration effort.

•

The Company shall provide staff necessary to assist in this effort in order to facilitate eventual assumption of responsibility for the application. Limited Brands will provide all necessary staff that may be required due to specialized knowledge required by systems unique to the Company.

•

Consulting with the Company executive team concerning the hardware and operating system environment in use at Limited Brands, as well as the hardware and operating system environment appropriate for the Company’s standalone instance of each of the above, but shall not include sizing, tailoring or tuning of the environment of the Company’s standalone configuration after turnover.

•

Copies of the Company’s data, both current and all reasonably available historical, will be made available to complete a conversion. This data will be provided in magnetic tape format or FTP, as Limited Brands and the Company mutually agree (or such other format compatible with devices in use at Limited Brands, as the Company reasonably requests).

Copies of all application software directly licensed to the Company shall also be made available to complete a conversion, subject to any license agreements governing use of that software. These programs include any and all application software and utilities licensed directly to the Company and used to operate its systems. Applications and operating system software licensed to Limited Entities and made available to or used for the benefit of the Company under this Schedule shall not be available for the Company’s use after the transition unless the applicable licensor consents.

Through completion of each migration, Limited Brands agrees to continue the archiving and record-keeping activities in support of the Company which are in practice prior to the Closing Date.

3.2 Other Transition Services

In the event Limited Brands is required to provide transition services to the Company in response to a discovery request made to the Company that relates to electronically stored data (“ESI Services”), the ESI Services will be provided under a Specific Billing method to be negotiated in good faith by the parties which will take into account the Cost Components associated with providing the ESI Services to the Company, plus a five percent (5%) Administrative Charge.

If the Company and Limited Brands mutually agree that Limited Brands will provide any services not specifically covered by this Schedule I (“Requested Project”), the Requested Project will be provided under a Specific Billing method to be negotiated in good faith by the parties which will take into account the Cost Components associated with providing the Requested Project services to the Company, plus a five percent (5%) Administrative Charge and the parties will further negotiate and specify in writing the timing of the implementation of the Requested Project and any other supplemental terms relevant to providing the Requested Project. The parties agree specifically to discuss the INSIGHT implementation and to mutually determine whether this implementation should be provided to the Company under this Section 3.2.

4.	Telecommunications Services

4.1 For so long as the Company’s principal place of business is located in office space leased to the Company by any Limited Entity (but not exceeding three (3) years from the Closing Date), Limited Brands will provide move/add/change Services for the Company’s offices at such leased principal place of business location.

4.2 The Company shall enter into an Affiliate Participation Enrollment Agreement (“Affiliate Agreement”) satisfactory to Limited Brands under the Verizon Service Agreement, effective June 1, 2004, between Limited Brands and Verizon Business Network Services, Inc. on behalf of MCI Communications Services, Inc. d/b/a Verizon Business Services and Verizon Select Services Inc. and Verizon Network Integration Corp. and all amendments thereto (“Verizon Services Agreement”). For so long as Limited Brands elects to so provide such Services (which may not be beyond the Termination Date without the consent of the Company) and subject to the consent of Verizon, Limited Brands shall provide the Company with and the Company shall purchase from Limited Brands the services that are provided to Limited Brands under such Verizon Services Agreement (x) at the office facilities used by the Company, (y) at the Company retail store locations and (z) at other affiliated locations as mutually agreed between Limited Brands and the Company and as provided in the Verizon Services Agreement. All such Services will be provided under the terms of the Affiliate Agreement and Verizon Services Agreement. Limited Brands will provide the Company with not less than sixty (60) days written notice of any election by Limited Brands to cease providing the Services described in this Section 4.2. Any expenditures of the Company under the Verizon Services Agreement shall be deemed expenditures of Limited Brands for purposes of meeting the Minimum Annual Volume Commitment under the Verizon Service Agreement, and will be reflected in pricing passed through to the Company.

4.3 The Company shall enter into a Former Affiliate Enrollment Form (“Enrollment Agreement”) satisfactory to Limited Brands under the terms of the Sprint Master Services Agreement between Sprint Communications Company L.P. and Limited Brands, effective March 25, 2004 (“Sprint Services Agreement”). For so long as Limited Brands elects to so provide such Services (which may not be beyond the Termination Date without the consent of the Company) and subject to the consent of Sprint and Sprint’s execution of the Enrollment Agreement, Limited Brands shall provide the Company with and the Company shall purchase from Limited Brands the services that are provided to Limited Brands under such Sprint Services Agreement (x) at office facilities used by the Company, and (y) at other affiliated locations as mutually agreed between Limited Brands and the Company and as provided in the Sprint Services Agreement. Limited Brands will provide the Company with not less than sixty (60) days written notice of any election by Limited Brands to cease providing the Services described in this Section 4.3. All such Services will be provided under the terms of the Enrollment Agreement and Sprint Services Agreement. Any expenditures of the Company under the Sprint Services Agreement shall be deemed expenditures of Limited Brands for purposes of meeting the Minimum Service Commitment under the Sprint Service Agreement, and will be reflected in pricing passed through to the Company.

4.4 The telephone system located at office facilities used by the Company and at the Company stores and the voice messaging (voice mail) system are both shared resources of Limited Brands. Accordingly, Limited Brands will retain ownership of all related hardware and software—including telephone desk top units located at office facilities used by the Company. Telephone desk top units located at the Company stores are the property of the Company. All purchased cell phones and pagers in the possession of associates or employees of the Company are the property of Limited Brands; provided, however, that the Company’s associates and/or employees may retain possession of and continue to use such cell phones and pagers so long as the telecommunications Services are provided by Limited Brands pursuant to Section 4 of this Schedule I, or in the event that the Company switches to the same telecommunications provider following termination of such Services under this Agreement.

4.5 Notwithstanding anything to the contrary in the Agreement or this Schedule I, the Company shall have no obligation to procure from Limited Brands store and home office telecommunications services if (i) the Company provides at least nine (9) months prior written notice to Limited Brands and (ii) the Company is able to procure the same services at pricing at least ten percent (10%) more favorable to the Company than the pricing provided for under the Agreement and this Schedule I.

SCHEDULE II

PRODUCTION AND SOURCING

SUPPORT SERVICES

Schedule II

Production and Sourcing Support Services

Except as otherwise provided in the Agreement, Limited Brands’ obligation to provide or procure, and the Company’s obligation to purchase, the Services described in this Schedule II (the “P&S Services”) commenced on the Closing Date and will terminate as specified below in this Schedule II.

I.	Obligations of the Company

The Company agrees that it shall:

•

Provide to Limited Brands forecast, budget, planning and other guidance by Product type and season and in form, substance and timing similar to that provided prior to the Closing Date, to enable Limited Brands to appropriately manage strategic sourcing and planning therefor; and

•	Provide to Limited Brands its reasonable assistance at its sole cost and expense to enable Limited Brands to properly perform the P&S Services.

II.	General Description of Services

In a manner consistent with the provision of such services to the Company as of the Closing Date and to the other businesses of Limited Brands at the time of such services, Limited Brands will provide the following P&S Services necessary for Products procured through Limited Brands or any of its Subsidiaries:

•

Providing support to the Company in connection with design, technical development, sample development, fitting, Product approval, estimate costing, compliance testing, pre-production management and other related preproduction services.

•	Providing support to the Company in connection with Product estimating and costing and department cost log management services.

•	Providing support to the Company in connection with Product specification, finalization, tracking, calendar and critical path management services.

•	Providing support to the Company in connection with Color standard development and bulk color management services.

•	Vendor identification, development, certification, set up, order negotiation, claims, interface, capacity and capability, relationship and management services.

•	Vendor compliance, auditing (including country of origin and labor standards), inspection, evaluation and monitoring services.

•	Purchase order initiation, production management, tracking, maintenance and delivery services.

•	Product compliance, quality assurance management services.

•	Product export, import, customs, regulatory, compliance and documentation management services.

•	New Product innovation, research and development, and information gathering and distribution services.

•	Raw material management and raw material liability management services.

For clarity regarding the foregoing, it is the parties’ intention that Limited Brands’ P&S Services with respect to any Products shall be completed as and when Limited Brands’ delivery duties for such Products have been satisfied (e.g., DDP the Company’s warehouse).

III.	Transfer of Certain P&S Services to the Company

At all times after the Closing Date, Limited Brands will continue to provide the P&S Services stated above in this Schedule II except for pre-production and front-end P&S Services which will not be performed for the Company by Limited Brands but will be performed by the Company with some support provided by Limited Brands. In connection therewith, on the Closing Date, all U.S. based Limited Brands’ associates that were providing the P&S Services to the Company were given the opportunity to transfer to the Company and the Company and Limited Brands developed an orderly process for effectuating the same. The Company and Limited Brands agree that as of the date of the Prior Agreement, there are approximately 84 Limited Brands’ associates providing the P&S Services to the Company.

All Limited Brands’ associates transferring to the Company received compensation, benefits and severance from the Company in accordance with the requirements of the Unit Purchase Agreement. With respect to any such Limited Brands’ associates that declined such transfer opportunity, the costs of termination and severance for such associates shall be part of the Disengagement Costs.

IV.	Purchase Obligations; Costs; Required Services

During the first year after the Closing Date:

•

The Company agreed that it shall purchase a minimum of 90% of its requirements for Products and related P&S Services from Limited Brands substantially as they are provided on the date of the Prior Agreement, and as otherwise described in the Prior Agreement. The 90% requirements threshold described above shall be calculated on all Products typically sourced by the Company including, but not limited to, apparel and lingerie, but excluding accessories and licensed product categories. For purposes of this Schedule II, all references herein to a percentage of “requirements” means the specified percentage of total dollars spent on all Products sourced by the Company during the relevant time period including, but not limited to, apparel and lingerie, but excluding accessories and licensed product categories.

•

The cost for the P&S Services for the first year after the Closing Date shall be the “Landed Duty Price” of Products. For purposes of this Schedule II, Landed Duty Price, consistent with past practice, includes the costs of the Products, all customs charges, reasonably estimated shipping costs, and the agreed margin, all calculated in accordance with the Customary Billing method (excluding any separate mark-up or Administrative Charge other than the agreed margin described herein). The agreed margin for the first year after the Closing Date shall be as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement. All other direct expenses (such as third-party fees and travel expenses) not otherwise included in Landed Duty Price incurred in connection with the provisions of the P&S Services will be billed under the Pass-Through Billing method, plus a 5.0% Administrative Charge (“Other Direct Expenses Cost”).

During the second year after the Closing Date:

•

The Company agreed that it shall purchase not less than 80% of its requirements for Products and related P&S Services from Limited Brands. The 80% requirements threshold described above shall be calculated on all Products typically sourced by the Company, including, but not limited to, apparel and lingerie, but excluding accessories and licensed product categories; and

•

The costs for the P&S Services will be the Landed Duty Price (other than with respect to the agreed margin, which shall be as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement) plus Other Direct Expenses Cost. The agreed upon margin for the second year after the Closing Date shall be as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement.

During the third year after the Closing Date:

•

The Company agrees that it shall purchase not less than 60% of its requirements for Products and related P&S Services from Limited Brands. The 60% requirements threshold described above shall be calculated on all Products typically sourced by the Company, including, but not limited to, apparel and lingerie, but excluding accessories and licensed product categories; and

•

The costs for the P&S Services will be the Landed Duty Price (other than with respect to the agreed margin, which shall be the same margin as for the first and second year after the Closing Date, as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement), plus Other Direct Expenses Cost. The agreed upon margin for the third year after the Closing Date shall be the same margin as for the first and second year after the Closing Date, as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement.

In addition to any other amounts payable hereunder, during the first, second and third years after the Closing Date, the Company will pay Limited Brands an amount equal to Limited Brands’ actual costs directly or indirectly incurred (including, but not limited to, all Cost Components other than any incremental Administrative Charges except the 5% markup described below) in connection with Limited Brands providing the Company customs, labor and other related compliance services through Independent Production Services or a similar entity (the “Required Services”) plus a 5% Administrative Charge for all products sourced by the Company through sources other than Limited Brands.

Commencing on the third anniversary of the Closing Date, the Company may obtain all Products and related P&S Services on the open market; provided, however, at all times that the Limited Entities shall continue to own directly or indirectly at least 20% of the Total Voting Power of Express Parent, LLC, a Delaware limited liability company, the Company shall be required to obtain the Required Services from Limited Brands in connection with all products sourced by the Company through sources other than Limited Brands and the Company shall pay Limited Brands an amount equal to the costs directly or indirectly incurred by Limited Brands (including, but not limited to, all Cost Components other than any incremental Administrative Charges except the 5% markup described below) in connection with the same plus a 5% Administrative Charge.

V.	Miscellaneous

All additional specific terms regarding the sale of Products by Limited Brands and/or its Subsidiaries to the Company, and the Company’s purchase of such Products, shall be governed by Limited Brands’ standard sale terms which have been provided to Buyer and the Company, including those terms in the Apparel Master Sourcing Agreement provided to the Buyer and the Company. In addition, specific terms regarding the sale and purchase of the Products shall be governed by the chargeback policy attached as Annex A to Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement. To the extent that the terms of the Apparel Master Sourcing Agreement conflict with such chargeback policy, the terms of such chargeback policy shall control.

Notwithstanding any other provisions of this Agreement, and unless otherwise agreed by Limited Brands, Limited Brands shall not be obligated to but shall have the right to provide P&S Services which in Limited Brands’ reasonable determination have different production and sourcing profiles (e.g. for personal care products, hazardous products) than the P&S Services which Limited Brands was handling as of the Closing Date.

The Company acknowledges and agrees that while the P&S Services may relate to certain creative and design work, Limited Brands will not be responsible in connection therewith for any intellectual property searches, clearances, registrations and the like (collectively, “IP Work”), and that the Company will be solely responsible for such IP Work, and, therefore, the Company hereby waives and shall have no right to pursue Limited Brands for Damages that relate to or arise out of or in connection with the IP Work. For the avoidance of doubt, Limited Brands acknowledges and agrees that it does not have any interest in and to such creative and design work. To the extent that Limited Brands incurs or suffers any Damages relating to, arising out of or in connection with its creative and design work, the Company will indemnify and hold Limited Brands harmless therefrom in accordance with the provisions of Section 4.05 of the Agreement.

Notwithstanding anything to the contrary herein, the Company and Limited Brands recognize, that if the Company breaches any provision of this Schedule II Limited Brands will suffer irreparable harm but the damages will be difficult to measure. Therefore, in light of the actual harm that will be caused to Limited Brands, the difficulties of proof of loss and the non-feasibility of otherwise obtaining an adequate remedy, the Company agrees to be liable to Limited Brands, as liquidated damages on account of such breach, and in addition to any other amounts due hereunder, in the amount of the then applicable margin (i.e., as provided in Schedule VIII (Production and Sourcing Support Services) to the Prior Agreement) in the Landed Duty Price of all products, merchandise, inventory, work-in-process, product components, raw materials, product packaging and labeling, other goods and all other items purchased by the Company and intended for resale by the Company, or intended to be used in, with, or in connection with products or merchandise intended for resale by the Company which the Company is otherwise required to source through Limited Brands as provided herein (collectively, “Company Products”), regardless of the source of such Company Products, during the continuation of such breach. The Company shall pay such liquidated damages which have accrued during any fiscal year of Limited Brands on or before the last day of such fiscal year.